Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333‑279879 and No. 333-255210) and Form S-8 (No. 333-256646, No. 333-239501 and No. 333-226318) of Coastal Financial Corporation (the "Company"), of our reports dated March 17, 2025, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs relating to the restatement of previously issued financial statements and to the adoption of Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses) and the effectiveness of internal control over financial reporting of the Company (which report expresses an adverse opinion due to material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ Moss Adams LLP

Everett, Washington
March 17, 2025